SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                           Onyx Acceptance Corporation
                                 (Name of Issuer)

                          Common Stock, $.01 Par Value
                          (Title of Class of Securities)

                                    682914106
                                  (Cusip Number)

                                  June 9, 2000
             (Date of Event which Requires Filing of this Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

None of the Reporting Persons own any shares of the Stock.

CUSIP No. 682914106

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /

11.  Percent of Class Represented by Amount in Row (9): 0.0%


12.  Type of Reporting Person: 00 - Trust

CUSIP No. 682914106

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /


11.  Percent of Class Represented by Amount in Row (9): 0.0%


12.  Type of Reporting Person: 00 - Trust

CUSIP No. 682914106

1.   Name of Reporting Person:

     820 Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                       /   /

11.  Percent of Class Represented by Amount in Row (9): 0.0%


12.  Type of Reporting Person: 00 -- Trust

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated August 21, 1998, as amended by Amendment No. 1 dated January 4, 1999, as amended by Amendment No. 2 dated February 11, 2000 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of Onyx Acceptance Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Reporting Persons

     None of the Reporting Persons are the beneficial owners of any shares of the Stock.

     Controlling Persons

     None of the Controlling Persons are the beneficial owners of any shares of the Stock.

     To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     None of the Reporting Persons have any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     Controlling Persons

     None of the Controlling Persons have any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     Item 5 is hereby amended and restated in its entirety as follows:
        On June 9, 2000, the Reporting Persons ceased to be the beneficial owners of five percent or more of the outstanding shares of the Stock.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        DATED:     June 14, 2000



                                      /s/ W. R. Cotham
                                     W. R. Cotham,
                                     Attorney-in-Fact for:

                                     THE BASS MANAGEMENT TRUST (1)
                                     SID R. BASS MANAGEMENT TRUST (2)
                                     Lee M. Bass, Trustee of 820 MANAGEMENT
                                           TRUST (3)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.